CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

MUELLER INDUSTRIES, INC.

Pursuant to Section 242 of the General Corporation Law

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Mueller Industries, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by deleting all of the text in the first paragraph of Article V and replacing it with the following in substitution therefor:

The total number of shares of stock which the Corporation shall have authority to issue is 255,000,000; of such shares the number of common shares which the Corporation shall have authority to issue is 250,000,000, par value $.01 per share (“Common Stock”), and the number of preferred shares which the Corporation shall have authority to issue is 5,000,000, par value $1.00 per share (“Preferred Stock”).

SECOND: That thereafter a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were vote in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 26th day of September, 2023.

MUELLER INDUSTRIES, INC.

By:/s/ CHRISTOPHER J. MIRITELLO
Name: Christopher J. Miritello
Title: Executive VP – General Counsel & Secretary